                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               _________________

                                   FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _________________


COMMISSION FILE NUMBER 1-7629


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                        HOUSTON INDUSTRIES INCORPORATED

                                  SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        HOUSTON INDUSTRIES INCORPORATED

                             1111 LOUISIANA STREET
                              HOUSTON, TEXAS 77002

                               TABLE OF CONTENTS
                               =================

Independent Auditors' Report                                Page  1


Financial Statements:

     Statement of Net Assets Available for Benefits,
     December 31, 1995                                      Page  2

     Statement of Net Assets Available for Benefits,
     December 31, 1994                                      Page  3

     Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 1995          Page  4

     Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 1994          Page  5

     Notes to Financial Statements for the Years Ended
     December 31, 1995 and 1994                             Page  6

Supplemental Schedules:

     Supplemental Schedule of Investments,
     December 31, 1995 (Item 27a)                           Page 13

     Supplemental Schedule of Assets Purchased and Sold
     for the Year Ended December 31, 1995 (Item 27a)        Page 16

     Supplemental Schedule of 5% Reportable Transactions
     for the Year Ended December 31, 1995 (Item 27d)        Page 17


     Pursuant to Item 4 of Form 11-K, the financial statements and schedules referred to above have been prepared in accordance with regulations of the Employee Retirement Income Security Act of 1974.

                          INDEPENDENT AUDITORS' REPORT
                          ============================

Houston Industries Incorporated Savings Plan:

We have audited, by fund and in total, the accompanying financial statements of the Houston Industries Incorporated Savings Plan (the "Plan") as of December 31, 1995 and 1994 and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


DELOITTE & TOUCHE LLP

Houston, Texas
June 21, 1996

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1995

                                                               PARTICIPANT INVESTMENT FUNDS
                             --------------------------------------------------------------------------------------------------
                                                            CAPITAL       GROWTH &
                                COMMON                   APPRECIATION      INCOME     INTERNATIONAL                    FIXED
                                STOCK       ALLOCATED       EQUITY         EQUITY         EQUITY        BALANCED       INCOME
                                 FUND          ESOP          FUND           FUND           FUND           FUND          FUND
                             ------------  ------------  -------------  ------------  --------------  ------------  ------------

ASSETS

INVESTMENTS

  Common Stock               $350,713,879  $105,474,793
  Mutual Funds                                            $49,222,864   $56,196,897     $20,400,963   $33,077,931   $ 8,516,657
  Cash Equivalents              6,062,101     1,056,764            37             3               2             2            34
                             ------------  ------------   -----------   -----------     -----------   -----------   -----------
    Total                     356,775,980   106,531,557    49,222,901    56,196,900      20,400,965    33,077,933     8,516,691
                             ------------  ------------   -----------   -----------     -----------   -----------   -----------
PARTICIPANT LOANS              16,541,941                   5,605,702     2,095,627       2,018,765     1,004,079     1,777,468
                             ------------  ------------   -----------   -----------     -----------   -----------   -----------
RECEIVABLES

  Dividends and Interest        5,837,034     1,667,598     1,051,966       205,982         215,046       361,188        65,745
  Fund Transfers                  165,624                    (118,171)       (7,270)         (8,816)      (31,387)       (2,302)
  Contributions
    Employers                                   684,860
    Participants                  475,067                     251,395       244,436         107,420       127,647        28,460
                             ------------  ------------   -----------   -----------     -----------   -----------   -----------
    Total                       6,477,725     2,352,458     1,185,190       443,148         313,650       457,448        91,903
                             ------------  ------------   -----------   -----------     -----------   -----------   -----------

TOTAL ASSETS                  379,795,646   108,884,015    56,013,793    58,735,675      22,733,380    34,539,460    10,386,062
                             ------------  ------------   -----------   -----------     -----------   -----------   -----------

LIABILITIES

PAYABLES

  Administrative Expenses          11,497        10,136         2,600         2,819           1,393         1,951           928
  Interest on ESOP Loans
   from Company
  ESOP Loans from Company
                             ------------  ------------   -----------   -----------     -----------   -----------   -----------
TOTAL LIABILITIES                  11,497        10,136         2,600         2,819           1,393         1,951           928
                             ------------  ------------   -----------   -----------     -----------   -----------   -----------

NET ASSETS AVAILABLE FOR
 BENEFITS                    $379,784,149  $108,873,879   $56,011,193   $58,732,856     $22,731,987   $34,537,509   $10,385,134
                             ============  ============   ===========   ===========     ===========   ===========   ===========

                         PARTICIPANT INVESTMENT  FUNDS
                         -----------------------------
                             MONEY
                            MARKET                           UNALLOCATED
                             FUND         TOTAL                  ESOP           TOTAL
                          -----------  ------------          ------------  ---------------

ASSETS

INVESTMENTS

  Common Stock                          $456,188,672          $348,127,132   $  804,315,804
  Mutual Funds                           167,415,312                            167,415,312
  Cash Equivalents         $38,116,835    45,235,778             2,850,313       48,086,091
                           -----------  ------------          ------------  ---------------

    Total                   38,116,835   668,839,762           350,977,445    1,019,817,207
                           -----------  ------------          ------------  ---------------

PARTICIPANT LOANS            3,645,637    32,689,219                             32,689,219
                           -----------  ------------          ------------  ---------------

RECEIVABLES

  Dividends and Interest       326,420     9,730,979             5,364,517       15,095,496
  Fund Transfers                 2,322
  Contributions
    Employers                                684,860                                684,860
    Participants                89,088     1,323,513                              1,323,513
                           -----------  ------------          ------------  ---------------
    Total                      417,830    11,739,352             5,364,517       17,103,869
                           -----------  ------------          ------------  ---------------

TOTAL ASSETS                42,180,302   713,268,333           356,341,962    1,069,610,295
                           -----------  ------------          ------------  ---------------

LIABILITIES

PAYABLES

  Administrative Expenses        2,666        33,990                                 33,990
  Interest on ESOP Loans
   from Company                                                  3,593,008        3,593,008
  ESOP Loans from Company                                      285,179,187      285,179,187
                           -----------  ------------          ------------  ---------------
TOTAL LIABILITIES                2,666        33,990           288,772,195      288,806,185
                           -----------  ------------          ------------  ---------------
NET ASSETS AVAILABLE FOR
 BENEFITS                  $42,177,636  $713,234,343          $ 67,569,767   $  780,804,110
                           ===========  ============          ============  ===============

                       See notes to financial statements.

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1994

                                                               PARTICIPANT INVESTMENT FUNDS
                             --------------------------------------------------------------------------------
                                             ALLOCATED
                                   A           ESOP           B             C            D          TOTAL
                             -------------  -----------  ------------  -----------  -----------  ------------
ASSETS

INVESTMENTS

   Common Stock              $268,973,203   $60,841,230                                          $329,814,433
   Mutual Funds                                          $ 64,942,949                              64,942,949
   Common/Collective Trusts                                56,461,843  $   540,934                 57,002,777
   U.S. Government Obligations                                           4,728,927                  4,728,927
   U.S. Government Agencies                                                744,504                    744,504
   Corporate Bonds and Notes                                             4,699,721                  4,699,721
   Cash Equivalents             2,749,029       698,021       752,965    3,771,954  $15,666,542    23,638,511
                             ------------   -----------  ------------  -----------  -----------  ------------
              Total           271,722,232    61,539,251   122,157,757   14,486,040   15,666,542   485,571,822
                             ------------   -----------  ------------  -----------  -----------  ------------
PARTICIPANT LOANS              15,683,437                  11,311,466    1,615,814    3,262,725    31,873,442
                             ------------   -----------  ------------  -----------  -----------  ------------
RECEIVABLES

   Dividends and Interest       5,685,342     1,318,875         9,199      233,425       81,654     7,328,495
   Fund Transfers              (2,009,754)                  1,125,023      207,255      677,476
   Contributions
              Employers                       1,518,933                                             1,518,933
              Participants        784,911                    760,682      118,510       120,783     1,784,886
                             ------------   -----------  ------------  -----------  -----------  ------------
              Total             4,460,499     2,837,808     1,894,904      559,190      879,913    10,632,314
                             ------------   -----------  ------------  -----------  -----------  ------------
CASH                                  461             1                          1            1           464
                             ------------   -----------  ------------  -----------  -----------  ------------
TOTAL ASSETS                  291,866,629    64,377,060   135,364,127   16,661,045   19,809,181   528,078,042
                             ------------   -----------  ------------  -----------  -----------  ------------

LIABILITIES

PAYABLES

   Administrative Expenses                                     42,180       11,822                     54,002
   Contribution Refunds               593                         350                                     943
   ESOP Loans from Company
                             ------------   -----------  ------------  -----------  -----------  ------------
TOTAL LIABILITIES                     593                      42,530       11,822                     54,945
                             ------------   -----------  ------------  -----------  -----------  ------------
NET ASSETS AVAILABLE FOR
 BENEFITS                    $291,866,036   $64,377,060  $135,321,597  $16,649,223  $19,809,181  $528,023,097
                             ============   ===========  ============  ===========  ===========  ============

                                        UNALLOCATED
                                           ESOP          TOTAL
                                      -------------  ------------
ASSETS

INVESTMENTS

   Common Stock                       $276,817,401   $606,631,834
   Mutual Funds                                        64,942,949
   Common/Collective Trusts                            57,002,777
   U.S. Government Obligations                          4,728,927
   U.S. Government Agencies                               744,504
   Corporate Bonds and Notes                            4,699,721
   Cash Equivalents                         80,870     23,719,381
                                      ------------   ------------
              Total                    276,898,271    762,470,093
                                      ------------   ------------
PARTICIPANT LOANS                                      31,873,442
                                      ------------   ------------
RECEIVABLES

   Dividends and Interest                5,811,977     13,140,472
   Fund Transfers
   Contributions
              Employers                                 1,518,933
              Participants                              1,784,886
                                      ------------   ------------
              Total                      5,811,977     16,444,291
                                      ------------   ------------
CASH                                                          464
                                      ------------   ------------
TOTAL ASSETS                           282,710,248    810,788,290
                                      ------------   ------------

LIABILITIES

PAYABLES

   Administrative Expenses                                 54,002
   Contribution Refunds                                       943
   ESOP Loans from Company             313,207,321    313,207,321
                                      ------------   ------------
TOTAL LIABILITIES                      313,207,321    313,262,266
                                      ------------   ------------
NET ASSETS AVAILABLE FOR
 BENEFITS                             $(30,497,073)  $497,526,024
                                      ============   ============

                       See notes to financial statements.

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1995



                                                               PARTICIPANT INVESTMENT FUNDS
                             ----------------------------------------------------------------------------------------
                                                                              CAPITAL       GROWTH &
                                COMMON                                     APPRECIATION      INCOME     INTERNATIONAL
                                 STOCK        ALLOCATED         FUND          EQUITY         EQUITY         EQUITY
                                 FUND           ESOP             B             FUND           FUND           FUND
                             -------------  -------------  --------------  -------------  ------------  -------------

INVESTMENT INCOME
  Dividends
    Common Stock             $ 22,001,152   $  6,106,421
    Mutual Funds                                           $   1,157,831    $ 4,294,479   $ 4,068,670     $   507,517
  Interest                        319,998         57,699         563,438        130,628         2,998           1,287

NET APPRECIATION IN FAIR
VALUE OF INVESTMENTS           94,336,721     23,939,205      15,816,337      1,301,256     1,036,494       1,056,145
                             ------------   ------------   -------------    -----------   -----------     -----------
      Total                   116,657,871     30,103,325      17,537,606      5,726,363     5,108,162       1,564,949
                             ------------   ------------   -------------    -----------   -----------     -----------

CONTRIBUTIONS
  Participants                 14,041,387                      8,691,957      3,310,813     3,328,790       1,537,225
  Employers
    Allocations of
      ESOP Stock                              19,239,974
    Cash                                         744,344
    ESOP Contributions
                             ------------   ------------   -------------    -----------   -----------     -----------
      Total                    14,041,387     19,984,318       8,691,957      3,310,813     3,328,790       1,537,225
                             ------------   ------------   -------------    -----------   -----------     -----------

INTEREST ON PARTICIPANT
LOANS                             949,407                        508,903        211,197       205,982         105,366
                             ------------   ------------   -------------    -----------   -----------     -----------

FUND TRANSFERS                (14,533,248)       (85,216)   (154,680,919)    48,126,466    51,619,764      20,038,351
                             ------------   ------------   -------------    -----------   -----------     -----------
ADMINISTRATIVE EXPENSES           (44,938)       (13,764)        (74,689)       (12,934)      (11,419)         (4,844)
                             ------------   ------------   -------------    -----------   -----------     -----------

BENEFIT PAYMENTS              (29,152,366)    (5,491,844)     (7,304,455)    (1,350,712)   (1,518,423)       (509,060)
                             ------------   ------------   -------------    -----------   -----------     -----------

INTEREST ON ESOP LOANS
                             ------------   ------------   -------------    -----------   -----------     -----------

CHANGE IN NET ASSETS
AVAILABLE FOR BENEFITS         87,918,113     44,496,819    (135,321,597)    56,011,193    58,732,856      22,731,987
                             ------------   ------------   -------------    -----------   -----------     -----------

NET ASSETS AVAILABLE
FOR BENEFITS:
  BEGINNING OF YEAR           291,866,036     64,377,060     135,321,597
                             ------------   ------------   -------------    -----------   -----------     -----------

  END OF YEAR                $379,784,149   $108,873,879   $           0    $56,011,193   $58,732,856     $22,731,987
                             ============   ============   =============    ===========   ===========     ===========


                                        PARTICIPANT INVESTMENT FUNDS
                            -------------------------------------------------------

                                             FIXED         MONEY
                              BALANCED       INCOME        MARKET                     UNALLOCATED
                                FUND          FUND          FUND          TOTAL          ESOP            TOTAL
                            ------------  ------------  ------------  -------------  -------------  ---------------

INVESTMENT INCOME
  Dividends
    Common Stock                                                      $ 28,107,573   $ 22,128,830     $ 50,236,403
    Mutual Funds            $   946,416                                 10,974,913                      10,974,913
  Interest                      440,008   $   832,477   $ 1,871,522      4,220,055         52,153        4,272,208

NET APPRECIATION IN FAIR
VALUE OF INVESTMENTS            296,077     1,288,941                  139,071,176     95,978,488      235,049,664
                            -----------   -----------   -----------   ------------   ------------   --------------
      Total                   1,682,501     2,121,418     1,871,522    182,373,717    118,159,471      300,533,188
                            -----------   -----------   -----------   ------------   ------------   --------------
CONTRIBUTIONS
  Participants                1,791,436     1,474,208     3,257,851     37,433,667                      37,433,667
  Employers
    Allocations of
      ESOP Stock                                                        19,239,974    (19,239,974)
    Cash                                                                   744,344                         744,344
    ESOP Contributions                                                                 28,616,710       28,616,710
                            -----------   -----------   -----------   ------------   ------------   --------------
      Total                   1,791,436     1,474,208     3,257,851     57,417,985      9,376,736       66,794,721
                            -----------   -----------   -----------   ------------   ------------   --------------

INTEREST ON PARTICIPANT
LOANS                           115,570        78,162       233,222      2,407,809                       2,407,809
                            -----------   -----------   -----------   ------------   ------------   --------------

FUND TRANSFERS               32,125,594    (8,134,503)   25,523,711
                            -----------   -----------   -----------   ------------   ------------   --------------

ADMINISTRATIVE EXPENSES          (7,474)      (36,787)      (23,523)      (230,372)                       (230,372)
                            -----------   -----------   -----------   ------------   ------------   --------------

BENEFIT PAYMENTS             (1,170,118)   (1,766,587)   (8,494,328)   (56,757,893)                    (56,757,893)
                            -----------   -----------   -----------   ------------   ------------   --------------

INTEREST ON ESOP LOANS                                                                (29,469,367)     (29,469,367)
                            -----------   -----------   -----------   ------------   ------------   --------------
CHANGE IN NET ASSETS
AVAILABLE FOR BENEFITS       34,537,509    (6,264,089)   22,368,455    185,211,246     98,066,840      283,278,086
                            -----------   -----------   -----------   ------------   ------------   --------------

NET ASSETS AVAILABLE
FOR BENEFITS:
  BEGINNING OF YEAR                        16,649,223    19,809,181    528,023,097    (30,497,073)     497,526,024
                            -----------   -----------   -----------   ------------   ------------   --------------
  END OF YEAR               $34,537,509   $10,385,134   $42,177,636   $713,234,343   $ 67,569,767   $  780,804,110
                            ===========   ===========   ===========   ============   ============   ==============


                       See notes to financial statements.

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                             PARTICIPANT INVESTMENT FUNDS
                             ----------------------------------------------------------------------------------------
                                              ALLOCATED
                                   A            ESOP             B              C              D            TOTAL
                             -------------  -------------  -------------  -------------  -------------  -------------
INVESTMENT INCOME
   Dividends
      Common Stock           $ 21,742,169   $  4,535,543                                                $ 26,277,712
      Mutual Funds                                          $ 3,447,633                                    3,447,633
   Interest                       206,043         42,446        200,247    $ 1,031,654    $   647,944      2,128,334

NET APPRECIATION IN FAIR
 VALUE OF INVESTMENTS         (79,958,646)   (13,430,186)    (3,605,290)    (1,407,712)                  (98,401,834)
                             ------------   ------------   ------------    -----------    -----------   ------------
   Total                      (58,010,434)    (8,852,197)        42,590       (376,058)       647,944    (66,548,155)
                             ------------   ------------   ------------    -----------    -----------   ------------
CONTRIBUTIONS
   Participants                15,638,023                    15,629,431      2,008,895      2,129,670     35,406,019
   Employers
     Allocations of
        ESOP Stock                            15,851,643                                                  15,851,643
     Cash                                      2,632,196                                                   2,632,196
   ESOP Contributions
                             ------------   ------------   ------------    -----------    -----------   ------------
              Total            15,638,023     18,483,839     15,629,431      2,008,895      2,129,670     53,889,858
                             ------------   ------------   ------------    -----------    -----------   ------------
INTEREST ON PARTICIPANT LOANS     915,360                       871,931         92,782        134,926      2,014,999
                             ------------   ------------   ------------    -----------    -----------   ------------
FUND TRANSFERS
   From Affiliate Plan          5,501,379                     2,158,616        632,735        702,695      8,995,425
   (To) From Other Funds         (367,413)       (59,325)       444,450       (771,905)       754,193
                             ------------   ------------   ------------    -----------    -----------   ------------
   Total                        5,133,966        (59,325)     2,603,066       (139,170)     1,456,888      8,995,425
                             ------------   ------------   ------------    -----------    -----------   ------------

ADMINISTRATIVE EXPENSES                                        (218,128)       (67,153)       (17,903)      (303,184)
                             ------------   ------------   ------------    -----------    -----------   ------------

BENEFIT PAYMENTS               (9,361,003)    (1,062,724)    (4,999,479)      (767,243)      (867,583)   (17,058,032)
                             ------------   ------------   ------------    -----------    -----------   ------------

INTEREST ON ESOP LOANS
                             ------------   ------------   ------------    -----------    -----------   ------------
CHANGE IN NET ASSETS
AVAILABLE FOR BENEFITS        (45,684,088)     8,509,593     13,929,411        752,053      3,483,942    (19,009,089)
                             ------------   ------------   ------------    -----------    -----------   ------------

NET ASSETS AVAILABLE FOR
 BENEFITS:
   BEGINNING OF YEAR          337,550,124     55,867,467    121,392,186     15,897,170     16,325,239    547,032,186
                             ------------   ------------   ------------    -----------    -----------   ------------
   END OF YEAR               $291,866,036   $ 64,377,060   $135,321,597    $16,649,223    $19,809,181   $528,023,097
                             ============   ============   ============    ===========    ===========   ============




                           UNALLOCATED
                               ESOP           TOTAL
                          --------------  --------------

INVESTMENT INCOME
   Dividends
     Common Stock         $  23,885,757   $  50,163,469
     Mutual Funds                             3,447,633
   Interest                      80,729       2,209,063

NET APPRECIATION IN FAIR
 VALUE OF INVESTMENTS       (99,744,654)   (198,146,488)
                          -------------   -------------
   Total                    (75,778,168)   (142,326,323)
                          -------------   -------------

CONTRIBUTIONS
   Participants                              35,406,019
   Employers
      Allocations of
        ESOP Stock          (15,851,643)
      Cash                                    2,632,196
   ESOP Contributions        19,224,425      19,224,425
                          -------------   -------------
              Total           3,372,782      57,262,640
                          -------------   -------------

INTEREST ON PARTICIPANT
  LOANS                                       2,014,999
                          -------------   -------------

FUND TRANSFERS
   From Affiliate Plan                        8,995,425
   (To) From Other Funds
                          -------------   -------------
   Total                                      8,995,425
                          -------------   -------------
ADMINISTRATIVE EXPENSES                        (303,184)
                          -------------   -------------
BENEFIT PAYMENTS                            (17,058,032)
                          -------------   -------------
INTEREST ON ESOP LOANS      (31,875,008)    (31,875,008)
                          -------------   -------------
CHANGE IN NET ASSETS
AVAILABLE FOR BENEFITS     (104,280,394)   (123,289,483)
                          -------------   -------------
NET ASSETS AVAILABLE FOR
 BENEFITS:
   BEGINNING OF YEAR         73,783,321     620,815,507
                          -------------   -------------
   END OF YEAR            $ (30,497,073)  $ 497,526,024
                          =============   =============

                       See notes to financial statements.

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================

                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
                 ----------------------------------------------

1.   ACCOUNTING POLICIES

 In accordance with the provisions of the Houston Industries Incorporated Savings Plan (Plan), the financial records of the Plan are generally kept and the valuations of accounts of participating employees (Participants) are determined on the accrual basis. Prior to July 1, 1995, the financial records of the Plan were generally kept and the valuations of accounts of Participants were determined on the cash basis. The accompanying financial statements of the Plan as of and for the year ended December 31, 1994 are presented on the accrual basis and, accordingly, memorandum entries have been made to the accounting records of the Plan to reflect the accrual of dividends and interest earned but not received and administrative expenses incurred but not paid.

 The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value for securities listed on a national exchange is principally determined using the last recorded sales price. Fair value for mutual funds is determined using net asset value. Fair value for common/collective trusts is determined using unit values as reported by the common/collective trusts' sponsors.

 The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts as well as certain disclosures. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

 Houston Industries Incorporated (Company) effected a two-for-one stock split in the form of a common stock dividend on December 9, 1995. All prior periods have been restated for consistency to reflect the stock distribution in terms of number of shares of common stock held and transacted.

2.   SUMMARY OF THE PLAN

 The Plan was amended and restated effective July 1, 1995 to provide (1) for the consolidation and merger of the Trust and the ESOP Trust (each as hereinafter defined) into one trust, (2) daily valuations of Participants' accounts, (3) for the addition of new investment funds and (4) certain other changes.

 The Savings Plan of Houston Industries Incorporated (HII Plan) was amended and restated effective January 1, 1994. Pursuant to such amendment and restatement, the KBLCOM Incorporated Savings Plan (KBLCOM Plan) was merged with and consolidated into the HII Plan, the merged plan being the "Prior Plan". The assets of the KBLCOM Plan became assets of the Prior Plan. For information concerning the sale of KBLCOM Incorporated (KBLCOM) and its effect on the Plan, see note 6 below.

Investment Program
- ------------------

 The Plan has seven investment funds (Funds) (four investment funds prior to July 1, 1995), as follows:

COMMON STOCK FUND (FORMERLY FUND A): Invested primarily in shares of common stock of the Company.

FUND B (ELIMINATED EFFECTIVE JULY 1, 1995): Invested and reinvested in, directly or indirectly through collective investment media such as mutual funds and any common, collective, group or commingled trust fund that invests primarily in, equity securities and/or real estate.

CAPITAL APPRECIATION EQUITY FUND (EFFECTIVE JULY 1, 1995): Invested in a pool of stock mutual funds that have a goal of long-term growth with little emphasis on current income. The mutual funds buy stocks of rapidly growing companies or companies with potential for exceptional growth including small company and international stocks.

GROWTH AND INCOME EQUITY FUND (EFFECTIVE JULY 1, 1995): Invested in a pool of stock mutual funds that have a goal of long-term growth and current income. The mutual funds buy stocks of growing companies and companies that have a history of paying steady dividends.

INTERNATIONAL EQUITY FUND (EFFECTIVE JULY 1, 1995): Invested in a pool of international stock mutual funds that have a goal of long-term growth with little emphasis on current income. The mutual funds buy stocks of growing and established companies that have their principal business activities and interests outside of the United States and which show the potential for growth.

BALANCED FUND (EFFECTIVE JULY 1, 1995): Invested in both stock and bond mutual funds. This Fund uses a bond mutual fund investing in high-quality bonds and stock mutual funds investing in a wide variety of companies.

FIXED INCOME FUND (FORMERLY FUND C): Invested in a fixed income mutual fund. The mutual fund invests in short-term, high-quality government and corporate bonds and other fixed income securities.

MONEY MARKET FUND (FORMERLY FUND D): Invested in a money market fund. The money market fund invests in high-quality government and corporate fixed income securities with maturities of less than one year.

 Pending the acquisition of an investment in an orderly manner for the Funds, the Trustee (as hereinafter defined) may temporarily hold funds uninvested or in short-term investments.

 The assets of the Plan are held in trust by The Northern Trust Company (Trustee). Prior to May 1, 1995, the assets of the Plan were held in trust by Texas Commerce Bank National Association (Prior Trustee) and State Street Bank and Trust Company (Prior ESOP Trustee). The Benefits Committee (Committee), appointed by the Board of Directors of the Company, as the administrator of the Plan, has selected the investments for each of the Funds. Prior to July 1, 1995, the Committee had appointed investment managers to manage all or a portion of the assets of Fund B and Fund C. The Committee has also retained an independent investment consultant to provide investment advice with respect to the Funds. The fees charged by the Trustee, the investment managers, and the consultant are paid by the Trustee out of the Funds.

 A Participant has the right to direct the Trustee to invest his contributions, but not matching contributions made by the employer (Employer Contributions), in 1% increments in any/or all of the Funds. Prior to July 1, 1995, a Participant had the right to direct the Trustee or Prior Trustee to invest his contributions in 10% increments in any/or all of the four Funds that were available prior to July 1, 1995. Prior to April 6, 1994, a Participant could invest his contributions either 100% in any one Fund or 50% in any two Funds.

 All Employer Contributions to the Plan were invested in the ESOP (as hereinafter defined).

Employee Stock Ownership Plan
- -----------------------------

 The employee stock ownership component (ESOP) of the Plan is a funding mechanism for a portion of the Employer Contributions to the Plan. In connection with the ESOP, the Company was party to an ESOP Trust Agreement between the Company and the Prior ESOP Trustee. The Prior ESOP Trustee purchased shares of the Company's common stock in open market transactions with funds provided by loans (Loans) from the Company. The Prior ESOP Trustee completed the purchases of shares of the Company's common stock in December 1991 after purchasing 18,762,184 shares at a cost of approximately $350 million. At December 31, 1995 and 1994, the balance of the Loans was approximately $285 million and $313 million, respectively. The Loans bear interest at a fixed rate of 9.783%. The Loans are expected to be repaid over a period of up to twenty years. Although prepayments of principal are permitted, no principal repayments are required until 1997.

 The Company makes periodic cash contributions to the unallocated ESOP (ESOP Contributions). The ESOP Contributions, together with the earnings received by the ESOP Trustee, are used to pay principal and interest on the Loans. As debt service payments on the Loans are made, the Company releases shares of common stock from the pledge securing the Loans and such shares are allocated to Participants' accounts as Employer Contributions. No allocated shares serve as collateral for the Loans. In addition to the ESOP Contributions, the Company may elect to make Employer Contributions to the Allocated ESOP (as hereinafter defined) in the form of cash which may be used to purchase shares of the Company's common stock in the open market. Dividend income received on shares of the Company's common stock that was purchased in the open market is not available for debt service payments.

 That portion of the ESOP which has been allocated to Participants (Allocated
ESOP) as Employer Contributions and that portion of the ESOP which has not been allocated to Participants (Unallocated ESOP) are presented separately in the financial statements.

Funding
- -------

 Contributions to the Plan are made by Participants and by the Company and each subsidiary of the Company that has adopted the Plan (Employers). Each Participant may contribute to the Plan annually an amount equal to any whole percentage up to and including 6% of his total compensation. In 1995 and 1994, this amount, referred to as the Participant's "Basic Contributions", could be made up of Pre-tax and After-tax Contributions (as hereinafter defined), provided that the total amount contributed was less than or equal to 6% of the Participant's compensation. Participants who were employed by KBLCOM or one of its subsidiaries (KBLCOM Participants) were not permitted to make After-tax Contributions. Employer Contributions are in an amount equal to 70% of Participants' Basic Contributions.

 Each Participant, except KBLCOM Participants, can make excess contributions annually to the Plan in an amount equal to any whole percentage up to and including 10% of his total compensation. This amount, referred to as the Participant's "Excess Contributions", could be made up of Pre-tax and After-tax Contributions, provided that the total amount contributed was less than or equal to 10% of the Participant's compensation. KBLCOM Participants' excess contributions had to be Pre-tax Contributions and were limited to an amount equal to any whole percentage up to and including 4% of his total compensation. Employers do not match excess contributions.

 Participants can make their contributions to the Plan through (i) payroll deductions (After-tax Contributions), (ii) salary deferral (Pre-tax Contributions) or (iii) a combination of After-Tax and Pre-tax Contributions. KBLCOM Participants had to make their contributions through Pre-tax Contributions.

 Pre-tax Contributions made to the Plan by salary deferral decrease a Participant's income for federal income tax purposes by the amount of the Participant's Pre-tax Contributions. Pre-tax Contributions are, however, subject to Federal Insurance Contributions Act withholding tax.

 The maximum amount that a taxpayer may elect to defer as a Pre-tax Contribution for any taxable year under all cash or deferred arrangements (such as the Plan) in which the taxpayer participates was limited to $9,240 in 1995 and 1994. The maximum limit for 1996 is $9,500, to be adjusted annually thereafter for inflation. If the total amount of Pre-tax Contributions exceeds the maximum limit during any calendar year, such excess will be included in the taxpayer's gross income for the year to which the deferrals relate, and will be returned to the Participant, plus any income or minus any loss allocable thereto, by April 15 of the following year.

Participation
- -------------

 Any eligible employee of an Employer may participate in the Plan as soon as is practicable after employment commences. Prior to July 1, 1995, any eligible employee of an Employer could participate in the Plan beginning on any January 1, April 1, July 1 or October 1. Prior to October 1, 1994, any eligible employee of an Employer could participate in the Plan beginning on any January 1 if he was employed by an Employer on or before the immediately preceding
October 1. Ineligible employees include persons not regularly and principally employed by an Employer and leased employees. Former Participants who are reemployed by an Employer may recommence participation in the Plan as soon as practicable after reemployment, their vesting service will be reinstated, and any portion of their interest in the Employer Contributions that was forfeited will be reinstated in accordance with the terms of the Plan.

Distributions and Forfeitures
- -----------------------------

 A terminated Participant or the beneficiary of a deceased Participant is entitled to a distribution of the value of the Participant's entire account in case of disability, retirement at or after the later of the Participant's attainment of age 65 or the fifth anniversary of the Participant's commencement of participation in the Plan, or death. In case of termination of service for other reasons, a Participant is entitled to a distribution of the entire value of his contribution account plus the vested portion of his Employer Contribution account. Vesting is determined by vesting service years in accordance with the following schedule:


Vesting Service               Vested
     Years*                 Percentage
- --------------------------  ----------

Less than two.............           0
Two but less than three...          20
Three but less than four..          40
Four but less than five...          60
Five but less than six....          80
Six or more...............         100

- ---------
*Generally, a vesting service year is each Plan year during which an employee completed at least 1,000 hours of service.

 Any portion of the value of Employer Contributions not vested will be forfeited. The amount forfeited by a Participant is applied to reduce the respective Employer's subsequent contribution to the Plan. Plan forfeitures in 1995 and 1994 were approximately $170,100 and $97,500, respectively.

 A terminated Participant receives a final distribution from the Plan upon written request no later than the end of the year in which the terminated Participant attains the age of 65, or if no request is received, an automatic distribution will be made to the terminated Participant and mailed to his last known address at such time. Lump sum distributions are made for accounts which do not exceed $3,500.

Withdrawals and Loans
- ---------------------

 A Participant may make in-service withdrawals from amounts attributable to his After-tax Contributions. A KBLCOM Participant who had After-tax Contributions attributable to service before becoming a KBLCOM Participant could make an in-service withdrawal from such After-tax Contributions. Effective January 1, 1994, a Participant with less than five years of service who withdraws Basic After-tax Contributions will be suspended from Plan participation for six months.

 A Participant may borrow against amounts attributable to his Pre-tax Contributions. The maximum amount that a Participant may borrow from his Pre-tax Contribution account is the lesser of (i) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made over the outstanding balance of loans from the Plan on the date on which such loan is made, (ii) 50% of the value of the Participant's vested account balance under the Plan or (iii) 100% of the value of the Participant's Pre-tax Contribution account. The loans are to be secured by the pledge of a portion of the Participant's right, title and value of the Participant's vested account balance under the Plan as determined immediately after the loan is made. Loans may be repaid over a period of up to five years, except loans made before January 1, 1994 must to be repaid over a period of up to four years. No loan will be made for a sum less than $500.

Diversification of Investments
- ------------------------------

 A Participant who is 55 years of age or older as of any December 31 and who has participated in the Plan for at least ten years is qualified to diversify, in any subsequent calendar year, the investments in his ESOP account and his Employer Contribution account by transferring up to 25% of the sum of the balances of those accounts (less any amount previously transferred) to any of the other Funds. After five years of eligibility to make such transfers, the maximum percentage increases to 50% (less any amount previously transferred). A qualified Participant must make this election in the first 90 days of any calendar year following qualification to diversify. The transfer will be effective on the last business day in March. Second or subsequent elections will cause transfers only to the extent the permissible election exceeds amounts previously transferred.

Termination of the Plan
- -----------------------

 The Company may terminate the Plan at any time and must give written notice to the Trustee. In the event of termination of the Plan, the assets held by the Trustee under the Plan will be valued and each Participant will become fully vested and entitled to distributions respecting his account.

3.  FEDERAL INCOME TAXES

 No provision for federal income taxes has been made in the financial statements of the Plan. The Internal Revenue Service (IRS) determined and informed the Company by a letter dated December 3, 1994 that the Prior Plan was qualified and the trust fund (Trust) established under the Prior Plan was tax-exempt under the appropriate sections of the Internal Revenue Code of 1986, as amended (Code). Although the Plan was amended and restated subsequent to that date, the Committee and the Company's counsel believe that the Plan was designed and operated in compliance with the requirements of the Code. As a result, the Participant's Pre-tax Contributions, up to a specified maximum amount each calendar year, and the Employer Contributions to the Trust on behalf of a Participant are not currently taxable to a Participant when made, and income from any source accruing to a Participant's account is not taxable when realized by the Trust. The After-tax Contributions made by a Participant will not be deductible by the Participant. The continued status of the Trust as a tax-exempt trust and the Plan as a qualified plan are contingent upon the continuing operation of the Trust and the Plan in accordance with applicable provisions of the Code.

4.  RELATED PARTY TRANSACTIONS

 During 1995, the Trustee, the Prior Trustee and the Prior ESOP Trustee purchased in the open market shares of the Company's common stock for the Common Stock Fund (Fund A) and the Allocated ESOP. The number of shares of the Company's common stock purchased and the related cost are shown below:

                        Common Stock Fund
                           (Fund A)                 Allocated ESOP
                       -------------------       --------------------
                        Shares      Cost          Shares      Cost
                       --------  ---------       --------  ----------
Open Market Purchases   874,236  $19,433,689      9,846    $  199,962

During 1995, the Trustee purchased 80,000 shares (valued at $1,801,938) of the Company's common stock for the Common Stock Fund from the Allocated ESOP.

 During 1995, the Trustee and the Prior ESOP Trustee sold in the open market 1,590,590 shares of the Company's common stock valued at $34,022,563 (cost, $25,254,640).

 During 1994, the Prior Trustee and the Prior ESOP Trustee purchased in the open market shares of the Company's common stock for Fund A and the Allocated ESOP. The number of shares of the Company's common stock purchased and the related cost are shown below:

                                   Fund A              Allocated ESOP
                         -------------------------  -------------------
                          Shares         Cost        Shares      Cost
                         ---------  --------------  --------  ---------
Open Market Purchases    1,718,370    $29,982,939   100,304  $1,799,868

 During 1995 and 1994, the Trustee, the Prior Trustee and the ESOP Trustee distributed 182,354 shares of the Company's common stock (valued at $3,668,102) and 90,660 shares of the Company's common stock (valued at $1,840,131), respectively.

 As of December 31, 1995, an aggregate of 33,167,662 shares of the Company's common stock was held by the Plan, including shares held in the Unallocated ESOP. As of December 31, 1994, an aggregate of 34,056,524 shares of the Company's common stock was held by the Plan, consisting of 15,100,250 shares held by the Prior Trustee and 18,956,274 shares held by the Prior ESOP Trustee, including shares held in the Unallocated ESOP. These shares represented 12.62% of the Company's common stock outstanding at December 31, 1995 and 5.75% and 7.22%, respectively, of the Company's common stock outstanding at December 31, 1994.

 During 1995 and 1994, the Plan and the ESOP purchased and sold units of short-term investment funds managed by the Trustee, the Prior Trustee and the Prior ESOP Trustee as temporary investments, as shown below:


                  1995                 1994
              ------------  -------------------------
               Plan & ESOP      Plan          ESOP
              ------------  ------------  -----------

 Purchases    $404,485,259  $135,278,761  $30,339,845
 Sales         381,417,605   131,499,044   34,117,570

5.  BENEFITS PAYABLE

 As of December 31, 1995 and 1994, the Plan's net assets available for benefits included benefits of $0 and $3,523,683, respectively, due to Participants who had withdrawn from participation in the Plan.

 During 1995, the Plan experienced an increase in benefit payments due to the sale of KBLCOM and various Voluntary Severance Benefits Plans offered to certain employees of the Company.

6.  SALE OF KBLCOM INCORPORATED

  In January 1995, the Company agreed to sell KBLCOM to Time Warner Inc. (Time Warner). The sale closed in July 1995. KBLCOM Participants continued their participation in the Plan until June 30, 1995. At such time the KBLCOM Participants terminated service and their accounts became fully vested and nonforfeitable. Time Warner did not have a qualified plan that accepts roll-over contributions. Consequently, the accounts of the KBLCOM Participants remained in the Plan and were or will be distributed pursuant to the provisions of the Plan as they relate to any terminated Participant. In June 1995, approximately 1,100 KBLCOM Participants elected to receive distributions of their accounts under the Plan. Approximately 140 KBLCOM Participants remain in the Plan. Neither the Company nor the Committee is able to predict when such benefits will be distributed to such remaining KBLCOM Participants.

Item 27a - Schedule of Assets Held for Investment Purposes;
EIN:  74-1885573; PN:  015

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1995

                                                                   CURRENT
COMMON STOCK FUND                                     COST          VALUE
- ------------------------------------------------  ------------  -------------
Common Stock
- ------------------------------------------------

*Houston Industries (14,462,428 shares)           $230,060,409   $350,713,879
                                                  ------------   ------------

Cash Equivalents
- ------------------------------------------------

*Northern Trust Collective Short-term
  Investment Fund ($6,062,101 par value)             6,062,101      6,062,101
                                                  ------------   ------------

  TOTAL COMMON STOCK FUND INVESTMENTS              236,122,510    356,775,980
                                                  ------------   ------------

ALLOCATED ESOP
- ------------------------------------------------

Common Stock
- ------------------------------------------------

*Houston Industries (4,349,476 shares)              81,594,968    105,474,793
                                                  ------------   ------------

Cash Equivalents
- ------------------------------------------------

*Northern Trust Collective Short-term
  Investment Fund ($1,056,764 par value)             1,056,764      1,056,764
                                                  ------------   ------------

  TOTAL ALLOCATED ESOP INVESTMENTS                  82,651,732    106,531,557
                                                  ------------   ------------

CAPITAL APPRECIATION EQUITY FUND
- ------------------------------------------------

Mutual Funds
- ------------------------------------------------

Acorn Fund (1,264,411 shares)                       15,800,613     17,195,987
AIM Weingarten Equity Fund (944,711 shares)         17,302,522     16,749,726
Janus Fund (663,071 shares)                         15,079,543     15,277,151
                                                  ------------   ------------

  Total Mutual Funds                                48,182,678     49,222,864
                                                  ------------   ------------

Cash Equivalents
- ------------------------------------------------

*Northern Trust Collective Short-term
  Investment Fund ($37 par value)                           37             37
                                                  ------------   ------------

  TOTAL CAPITAL APPRECIATION EQUITY FUND
  INVESTMENTS                                       48,182,715     49,222,901
                                                  ------------   ------------

GROWTH AND INCOME EQUITY FUND
- ------------------------------------------------

Mutual Funds
- ------------------------------------------------

Davis New York Venture Fund (1,300,095 shares)      16,301,239     18,877,377
Dodge & Cox Stock Fund (285,086 shares)             18,758,730     19,337,367
Vanguard Windsor Fund (1,237,588 shares)            17,204,043     17,982,153
                                                  ------------   ------------

  Total Mutual Funds                                52,264,012     56,196,897
                                                  ------------   ------------

Item 27a - Schedule of Assets Held for Investment Purposes;
EIN:  74-1885573; PN:  015


                                                                            CURRENT
                                                                  COST       VALUE
                                                               ----------  ----------
Cash Equivalents
- -------------------------------------------------------------

*Northern Trust Collective Short-term
  Investment Fund ($3 par value)                                        3           3
                                                               ----------  ----------
  TOTAL GROWTH & INCOME EQUITY FUND
  INVESTMENTS                                                  52,264,015  56,196,900
                                                               ----------  ----------

INTERNATIONAL EQUITY FUND
- -------------------------------------------------------------

Mutual Funds
- -------------------------------------------------------------

American Funds-Europacific Growth Fund
  (308,357 shares)                                              6,859,279   7,132,306
Lazard Funds International Equity Portfolio
  (534,574 shares)                                              6,896,026   6,682,169
Warburg Pincus Institutional Funds International
  Equity Fund (431,618 shares)                                  6,307,837   6,586,488
                                                               ----------  ----------

  Total Mutual Funds                                           20,063,142  20,400,963
                                                               ----------  ----------

Cash Equivalents
- -------------------------------------------------------------

*Northern Trust Collective Short-term
  Investment Fund ($2 par value)                                        2           2
                                                               ----------  ----------

  TOTAL INTERNATIONAL EQUITY FUND INVESTMENTS                  20,063,144  20,400,965
                                                               ----------  ----------

BALANCED FUND
- -------------------------------------------------------------

Mutual Funds
- -------------------------------------------------------------

Acorn Fund (250,392 shares)                                     3,522,446   3,405,333
American Funds-Europacific Growth Fund
  (221,136 shares)                                              5,122,963   5,114,881
Davis New York Venture Fund (267,675 shares)                    3,944,971   3,886,645
Neuberger & Berman Guardian Equity Fund
  (159,671 shares)                                              3,704,286   3,677,230
Vanguard Fixed Income Securities Fund Short-term
  Corporate Portfolio (1,557,639 shares)                       16,794,248  16,993,842
                                                               ----------  ----------
  Total Mutual Funds                                           33,088,914  33,077,931
                                                               ----------  ----------

Cash Equivalents
- -------------------------------------------------------------

*Northern Trust Collective Short-term
  Investment Fund ($2 par value)                                        2           2
                                                               ----------  ----------

  TOTAL BALANCED FUND INVESTMENTS                              33,088,916  33,077,933
                                                               ----------  ----------

FIXED INCOME FUND
- -------------------------------------------------------------

Mutual Funds
- -------------------------------------------------------------

Vanguard Fixed Income Securities Fund Short-term
  Corporate Portfolio (780,629 shares)                          8,396,132   8,516,657
                                                               ----------  ----------

Item 27a - Schedule of Assets Held for Investment Purposes;
EIN:  74-1885573; PN:  015

                                                                                 CURRENT
                                                                    COST          VALUE
                                                                -----------  --------------
Cash Equivalents
- -------------------------------------------------------------

*Northern Trust Collective Short-term
  Investment Fund ($34 par value)                                        34              34
                                                               ------------  --------------

  TOTAL FIXED INCOME FUND INVESTMENTS                             8,396,166       8,516,691
                                                               ------------  --------------

MONEY MARKET FUND
- -------------------------------------------------------------

Cash Equivalents
- -------------------------------------------------------------

*Northern Trust Collective Short-term
  Investment Fund ($38,116,835 par value)                        38,116,835      38,116,835
                                                               ------------  --------------

  TOTAL MONEY MARKET FUND INVESTMENTS                            38,116,835      38,116,835
                                                               ------------  --------------

TOTAL PARTICIPANT INVESTMENTS                                   518,886,033     668,839,762
                                                               ------------  --------------

UNALLOCATED ESOP
- -------------------------------------------------------------

Common Stock
- -------------------------------------------------------------

*Houston Industries (14,355,758 shares)                         267,874,050     348,127,132
                                                               ------------  --------------

Cash Equivalents
- -------------------------------------------------------------

*Northern Trust Collective Short-term
  Investment Fund ($2,850,313 par value)                          2,850,313       2,850,313
                                                               ------------  --------------

  TOTAL UNALLOCATED ESOP INVESTMENTS                            270,724,363     350,977,445
                                                               ------------  --------------

TOTAL SAVINGS PLAN INVESTMENTS                                 $789,610,396  $1,019,817,207
                                                               ============  ==============

*PARTICIPANT LOANS, 7.00% to 10.00%,
  maturing 1996 through 2000                                   $ 32,689,219  $   32,689,219
                                                               ============  ==============

*Party-in-Interest

Item 27a - Schedule of Assets Held for Investment Purposes; EIN:  74-1885573;
PN:  015



                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================


               SUPPLEMENTAL SCHEDULE OF ASSETS PURCHASED AND SOLD
                      FOR THE YEAR ENDED DECEMBER 31, 1995

- -----------------------------------------------------------------------------------------------------------------------------------
                 DESCRIPTION                                     SHARES/                                               SALES
                                                                PAR VALUE                  COST                       PROCEEDS
- -----------------------------------------------------------------------------------------------------------------------------------

                                                           NONE

Item 27d - Schedule of Reportable Transactions; EIN:  74-1885573; PN:  015

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1995

- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                           CURRENT VALUE
                                                   PURCHASE       SELLING       COST OF    ON TRANSACTION     EXPENSE
 DESCRIPTION                                        PRICE          PRICE         ASSET          DATE         INCURRED    NET GAIN
- ----------------------------------------------------------------------------------------------------------------------------------
SINGLE TRANSACTIONS
- -----------------------------------------------

*Texas Commerce Bank:
 Short Term Investor Money Market Group Fund                    $ 53,091,321   $ 53,091,321  $ 53,091,321

SERIES OF TRANSACTIONS
- -----------------------------------------------

*Houston Industries Incorporated:
  Common Stock
    (884,082 Shares Purchased)                   $ 19,633,651                                  19,633,651      $25,850
    (1,590,590 Shares Sold)                                     34,022,653     25,254,630      34,022,653       39,820   $8,768,023
    (182,354 Shares Distributed)                                 3,668,102      2,864,828       3,668,102                   803,274

*Texas Commerce Bank:
  Short Term Investor Money Market Group Fund
    (159 Purchases)                                84,614,078                                  84,614,078
    (90 Sales)                                                 105,450,521    105,450,521     105,450,521

*The Northern Trust Company:
  Collective Short-term Investment Fund:
    (352 Purchases)                               293,173,603                                 293,173,603
    (281 Sales)                                                244,724,090    244,724,090     244,724,090

Janus Fund
    (2,099,878 Shares Purchased)                   46,264,003                                  46,264,003
    (1,436,807 Shares Sold)                                     33,022,401     31,184,460      33,022,401                 1,837,941

- -----------------------------------
*Party-in-Interest

                                   SIGNATURE
                                   =========

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN



                                       By        /s/ D. D. Sykora
                                          ----------------------------------
                                           (D. D. Sykora, Chairman of the
                                                Benefits Committee of
                                           Houston Industries Incorporated,
                                                 Plan Administrator)

June 27, 1996

                               Index to Exhibits

Exhibit
  No.                              Description
- -------  -----------------------------------------------------------------------

  1      Independent Auditors' Consent

  2 Houston Industries Incorporated Savings Plan, as Amended and Restated Effective as of January 1, 1994 (incorporated by reference to Exhibit
         4.5 to Post-Effective Amendment No. 1 to Form S-8 of the Company, File No. 33-38344)

  3 First Amendment to Houston Industries Incorporated Savings Plan, as Amended and Restated Effective January 1, 1994, effective as of April 6, 1994 (incorporated by reference to Exhibit 99(d) to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1994, File No. 1-7629)

  4 Second Amendment to Houston Industries Incorporated Savings Plan, as Amended and Restated Effective January 1, 1994, effective January 1, 1994 (incorporated by reference to Exhibit 99(f) to the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1994, File No. 1-7629)

  5 Third Amendment to Houston Industries Incorporated Savings Plan, as Amended and Restated Effective January 1, 1994, effective January 1, 1994 (incorporated by reference to Exhibit 6 to the Plan's Annual Report on Form 11-K for the fiscal year ended December 31, 1994, File No. 1-7629)

  6 Fourth Amendment to Houston Industries Incorporated Savings Plan, as Amended and Restated Effective January 1, 1994, effective January 1, 1995 and May 1, 1995 (incorporated by reference to Exhibit 7 to the Plan's Annual Report on Form 11-K for the fiscal year ended December 31, 1994, File No. 1-7629)

  7 Houston Industries Incorporated Savings Plan, as Amended and Restated Effective as of July 1, 1995 (incorporated by reference to Exhibit 99(c) to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1995, File No. 1-7629)

  8 Houston Industries Incorporated Master Savings Trust, as Amended and Restated Effective as of January 1, 1994, between the Company and Texas Commerce Bank National Association (incorporated by reference to
         Exhibit 10 to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1994, File No. 1-7629)

  9 First Amendment to Houston Industries Incorporated Master Savings Trust effective as of May 1, 1995 (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1995, File No. 1-7629)

 10 Appointment of Successor Trustee under the Houston Industries Incorporated Master Savings Trust dated as of May 1, 1995

 11 Termination of Houston Industries Incorporated Savings Plan and Trust Agreement as to KBLCOM Incorporated effective as of June 30, 1995 (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1995, File No. 1-7629)

Exhibit
  No.                              Description
- -------  -----------------------------------------------------------------------

 12 ESOP Trust Agreement between Houston Industries Incorporated and State Street Bank and Trust Company, as ESOP Trustee, dated October 5, 1990 (incorporated by reference to Exhibit 10(j)(2) to the Annual Report of the Company on Form 10-K for the year ended December 31, 1990, File No. 1-7629)

 13 First Amendment to ESOP Trust Agreement between Houston Industries Incorporated and State Street Bank and Trust Company, as ESOP Trustee, dated October 5, 1990 (incorporated by reference to Exhibit 10(b) to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1995, File No. 1-7629)

 14 Appointment of Successor Trustee under the Savings Plan of Houston Industries Incorporated ESOP Trust Agreement dated as of May 1, 1995

 15 Houston Industries Incorporated Savings Trust, as Amended and Restated as of July 1, 1995, between the Company and The Northern Trust
         Company (incorporated by reference to Exhibit 10(s)(4) to the Annual Report on Form 10-K of the Company for the year ended December 31, 1995, File No. 1-7629)